GGL DIAMOND CORP.



March 30, 2006

# GGL reports on activities For the fourth quarter ended Nov. 30, 2005



VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) reported on the activities of the Company for the period ended Nov. 30, 2005 and subsequent events in the Company's fourth quarter report, currently available in full on the GGL website (www.ggldiamond.com).

Below are highlights of the fourth quarter report:



## Diamond exploration, Slave Craton, Northwest Territories, Canada

### Doyle Lake project, 100%-GGL owned, Southeast Slave Craton

GGL continued to assess the kimberlite sill on the Doyle property and to plan further exploration. Results of the 45.5 tonne kimberlite sample taken from the Doyle sill last summer, combined with the analyses performed by two diamond experts, have led GGL to continue its exploration efforts to evaluate the size and potential of the kimberlite body, first discovered in 1994. A bulk-sampling program for next winter will be guided by the drilling planned for later in 2006.

A possible second kimberlite sheet has been found in one drill hole close to and east of the sill and will be explored through drilling. The sources of the other kimberlite trains at Doyle have yet to be found and form part of the ongoing exploration program.

Six to eight ground geophysical surveys over potential drill targets in the Doyle area will proceed prior to drilling and will start as soon as crews are mobilized. The drill program will take place during April and May 2006.

The Company continued with plans to drill two targets on LA 4 (T Bone and Quail), the property recently returned to 100%-GGL ownership. The Company (as reported March 20, 2006) reached an agreement with De Beers Canada Inc. ("De Beers") under which the LA 4 mineral lease was returned to GGL. Under that agreement, De Beers retains a 1% royalty on any discovery made by GGL on LA 4 and will have access to surface areas required for the development of the Gahcho Kue diamond mine.

### New Century Project (100% GGL-owned)

GGL's geologists and consultants continued to evaluate the data received from De Beers for the 51,109 acres that form the "New Century Project", including 21 leases acquired from Mountain Province Diamonds Inc., Camphor Ventures Inc., and De Beers earlier in 2005.

The preliminary indication is that all of the acquired leases have exploration potential to find new kimberlites. These leases are already known to contain the MZ Lake kimberlite sheets. All four sheets have been found to be diamondiferous.



GGL is in the process of evaluating all of the available data in order to plan a drill program.

### Fishback Project

Further exploration work on the Fishback property began in late January 2006. First, a ground gravity survey was undertaken over an area of the lake containing the "Big Hole", which had not been covered by the previous

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ground gravity survey. Second, an airborne geophysical survey was done over all of the claims and leases in this project. Results are pending.

A planned drill program on Fishback will be guided by the results of these surveys and will also target the alteration encountered during the 2005 drilling of the "Big Hole", which contained kimberlite indicator minerals.

**CH Project**

Spring and summer drilling on the CH properties – including targets on Courageous, Seahorse/Shoe, Starfish, Zip, Winter Lake North, Winter Lake South, and BP claims – should begin May 2006.

**GOLD properties -- McConnell Creek Gold/Copper, British Columbia**

In the last quarter of this fiscal year, the Company received positive reports on 1,596 samples, which had been obtained by Placer Dome in 1990, but archived by GGL for future consideration, because of low copper prices at the time. These recent results substantiate the significant copper potential of the property. As a result, the Company is going to submit the remaining archived samples for analysis and is considering undertaking further soil geochemical surveys on the property.

**Financial position and subsequent events**

For the 12 months ended Nov. 30, 2005, the Company incurred expenses of $2,491,451 on exploration, 1.57% higher than in 2004.

GGL DIAMOND CORP.

Raymond A. Hrkac
President & CEO

*For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.*
*Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com*
*For more information, please check our web site at www.ggldiamond.com.*

*The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.*

**Forward-Looking Information**

*This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.*